                                                Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-31748


                         KANAKARIS COMMUNICATIONS, INC.
       SUPPLEMENT DATED APRIL 18, 2000 TO PROSPECTUS DATED MARCH 27, 2000

         The prospectus of Kanakaris Communications, Inc. dated March 27, 2000 is hereby supplemented as follows:

         On February 4, 2000, we issued 10% Convertible Debentures due February 1, 2001 in the aggregate principal amount of $1,000,000, with accompanying warrants to purchase up to an aggregate of 300,000 shares of our common stock, $.001 par value per share. The debentures and warrants were issued to three accredited investors in a private placement transaction not involving a public offering (the "February Offering"). The shares of common stock issuable upon conversion of the principal and interest under the debentures and upon the exercise of the warrants may be sold from time to time by the investors under the March 27, 2000 prospectus, as amended by this supplement and from time to time.

         The sale documents for the February Offering provided that if certain criteria were met relating to the market price of our common stock, then the investors would be obligated to purchase an additional $1,000,000 of debentures, accompanied by warrants to purchase up to 300,000 shares of common stock. Such criteria were met. However, in lieu of the sale of the additional $1,000,000 of debentures and accompanying warrants, we negotiated an agreement to sell a greater amount of debentures and warrants.

         Pursuant to such agreement, on April 14, 2000, we issued 10% Convertible Debentures due May 1, 2001 in the aggregate principal amount of $3,000,000, with accompanying warrants to purchase up to an aggregate of 900,000 shares of our common stock. The debentures and warrants were issued to four accredited investors, three of whom were the investors in the February Offering, in a private placement transaction not involving a public offering (the "April Offering").

         The sale documents for the April Offering provide that if certain criteria are met with regard to the market price of our common stock at the time that a registration statement covering the securities sold in the April Offering becomes effective, the investors will be obligated to purchase an additional $3,000,000 of debentures, accompanied by warrants to purchase up to an additional 900,000 shares of common stock, within 45 days following the effective date of such registration statement.

         Three of the four investors in the April Offering are included in the Principal and Selling Security Holders table at pages 26 - 28 of our prospectus dated March 27, 2000, based upon such investors' beneficial ownership of securities acquired in the February Offering. Such table has been updated to set forth beneficial ownership information as of April 14, 2000 and is set forth below.

                     PRINCIPAL AND SELLING SECURITY HOLDERS

         The following table sets forth information as of April 14, 2000 with respect to the beneficial ownership of our common stock both before and immediately following the offering by:

         o each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock;

         o    the selling security holders in the March 27, 2000 prospectus;

         o each of our directors and our named executive officers in the summary compensation table at page 25 of the March 27, 2000 prospectus; and

         o    all executive officers and directors as group.

        The following calculations of the percentages of outstanding shares are based on 31,090,775 shares of our common stock outstanding as of April 14, 2000 (excluding an aggregate of 9,894,128 shares of common stock issuable into escrow as security for our performance of certain obligations under the debenture offering documents for the February Offering and the April Offering).

         We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants or conversion of outstanding shares of Class A Convertible Preferred Stock or debentures and interest payable thereon that are convertible within sixty days of April 14, 2000, as described in the footnotes below. Percentage of ownership is calculated pursuant to Securities and Exchange Commission Rule 13d-3(d)(i).

         The number of shares being offered by Bank Insinger de Beaufort represents (i) 200% of the shares of common stock issuable to such selling security holder upon conversion of debentures in the February Offering and as payment of interest thereunder and (ii) the shares of common stock issuable to such selling security holder upon exercise of warrants issued to such selling security holder in the February Offering.

         Because the number of shares of common stock issuable upon conversion of the debentures and as payment of interest thereon in the February Offering is dependent in part upon the market price of the common stock prior to a conversion and is subject to certain conversion limitations described in the March 27, 2000 prospectus, the actual number of shares of common stock that will then be issued in respect of such conversions or interest payments and, consequently, offered for sale under this registration statement, cannot be determined at this time. We contractually agreed to include in the March 27, 2000 prospectus 2,568,046 shares of common stock issuable upon conversion of the debentures, payment of interest thereunder and exercise of the warrants issued to the selling security holders in the February Offering and have disregarded the conversion limitations for purposes of the table below.

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling security holders.

                                                   Shares of Class                  Shares of
                                                     Beneficially                  Class Being                 Shares of Class
     Name and Address of              Title of        Owned Prior                 Offered Pursuant            Beneficially Owned
     Beneficial Owner(1)              Class        to this Offering              to this Prospectus          After this Offering(2)
      -----------------               -----       -------------------            ------------------         ------------------------
                                               Number           Percent                                     Number          Percent
                                               ------           -------                                     ------          -------

Alex F. Kanakaris.....................Common  5,015,147(3)      14.67%                     -               5,015,147(3)      14.67%
                         Class A Convertible
                                   Preferred  1,000,000        100.00%                     -               1,000,000(3)     100.00%

Bank Insinger de Beaufort
Herengtecht 551
1017 BW Amsterdam
Netherlands...........................Common  4,728,998(4)      13.26%                876,934(5)           3,852,064(6)      11.07%

David Valenti
519 Idaho Avenue
Santa Monica, CA 90403................Common  2,497,280(7)       7.96%                     -               2,497,280(7)       7.96%

Branch Lotspeich......................Common  2,474,976(8)       7.66%                     -               2,477,976(8)       7.66%


AJW Partners, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common  1,941,430(9)       5.92%                336,404(10)          1,605,026(11)      4.95%

New Millenium Capital Partners II, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common  1,941,430(9)       5.92%                336,404(10)          1,605,026(11)      4.95%

John Robert McKay.....................Common  1,000,000(12)      3.18%                    -                1,000,000(12)      3.18%

Equilibrium Equity, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common    642,012(13)      2.02%                     -                 642,012(13)      2.02%


                                      -2-


                                                   Shares of Class                  Shares of
                                                     Beneficially                  Class Being                 Shares of Class
     Name and Address of              Title of        Owned Prior                 Offered Pursuant            Beneficially Owned
     Beneficial Owner(1)              Class        to this Offering              to this Prospectus          After this Offering(2)
      -----------------               -----       -------------------            ------------------         ------------------------
                                               Number           Percent                                     Number          Percent
                                               ------           -------                                     ------          -------

David T. Shomaker.....................Common    90,000(14)         *                       -                  90,000(14)        *

Dr. Steven A. Newman..................Common        -             -                        -                  -                -

Patrick McKenna.... ... ..............Common        -             -                        -                  -                -

All directors and executive
officers as a group
(6 persons)(15).......................Common    8,580,123        24.01%                    -               8,580,123        24.01%
                         Class A Convertible
                                   Preferred    1,000,000       100.00%                    -               1,000,000       100.00%

---------------
* Less than 1%.
(1) Unless otherwise indicated, the address of each person in this table is c/o Kanakaris Communications, Inc., 3303 Harbor Boulevard, Suite F-3, Costa Mesa, California 92626. Messrs. Kanakaris, Lotspeich and McKay are directors and executive officers of our company. Mr. Shomaker is Acting Chief Financial Officer of our company.
(2) Assumes that all of the shares being offered are sold pursuant to this prospectus.
(3) Consists of 1,915,147 shares of common stock issued and outstanding, 1,000,000 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock and 2,100,000 shares of common stock issuable upon exercise of options.
(4) Represents 159,922 shares of common stock issued and outstanding, 3,969,076 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 600,000 shares of common stock issuable upon exercise of warrants.
(5) Represents 159,922 shares of common stock issued and outstanding, 567,012 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 150,000 shares of common stock issuable upon exercise of warrants.
(6) Represents 3,402,064 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 450,000 shares of common stock issuable upon exercise of warrants.
(7) Consists of 2,197,280 shares of common stock issued and outstanding and 300,000 shares of common stock issuable upon exercise of options.
(8) Consists of 1,274,976 shares of common stock issued and outstanding and 1,200,000 shares of common stock issuable upon exercise of options.
(9) Represents 261,404 shares of common stock issued and outstanding, 1,417,526 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 262,500 shares of common stock issuable upon exercise of warrants.
(10) Represents 261,404 shares of common stock issued and outstanding and 75,000 shares of common stock issuable upon exercise of warrants.
(11) Represents 1,417,526 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 187,500 shares of common stock issuable upon exercise of warrants.
(12) Consists of 655,000 shares of common stock issued and outstanding and 345,000 shares of common stock issuable upon exercise of options.
(13) Represents 567,012 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 75,000 shares of common stock issuable upon exercise of warrants.
(14) Includes 60,000 shares held by Haynie & Company, a certified public accounting corporation that provides our company with certain accounting services and of which Mr. Shomaker is a minority shareholder. Mr. Shomaker disclaims beneficial ownership of the 60,000 shares held by Haynie & Company.
(15) Consists of 3,935,123 shares of common stock issued and outstanding, 1,000,000 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock and 3,645,000 shares of common stock issuable upon exercise of options.

         In March 2000 we appointed two non-employee directors to our board of directors, Patrick McKenna and Dr. Steven A. Newman.

         During the past five years, Patrick McKenna has held various positions in Seattle, Washington. Mr. McKenna has served as national alliance manager for ibeam, an Internet broadcast company, since March 2000. Mr. McKenna served as a business development manager for Kiket.com, a software company, from September 1998 to February 1999, and for Microsoft Corporation's Digital Media Division from February 1999 to March 2000. Prior to that time, Mr. McKenna served as a communications specialist for SJI, a telecommunications hardware company, from December 1996 to June 1998, and as president of Global Communications Network, an Internet telecommunications company, from December 1995 to June 1997. Mr. McKenna has a Bachelor of Arts degree in English from the University of Washington.

         During the past five years, Dr. Steven A. Newman has held various positions at Xybernaut Corporation, a computer and information technology company listed on the Nasdaq SmallCap Market under the symbol "XYBR." Dr. Newman has been a director of Xybernaut Corporation since January 1995, Vice Chairman of the Board of Xybernaut Corporation since August 1997, and a consultant to Xybernaut Corporation since January 1996. Prior to that time, Dr. Newman was the Executive Vice President and Secretary of Xybernaut Corporation from December 1994 through October 1995. Currently, Dr. Newman also provides business, management and administrative and consulting services to various medical and business groups. Dr. Newman is a graduate of Brooklyn College with a Bachelor of Arts degree and the University of Rochester with a Doctorate degree in Medicine.

         In addition to appointing two non-employee directors, the company's board of directors appointed an executive committee consisting of three directors, Alex Kanakaris, Branch Lotspeich and John McKay. Subject to any actions that may be taken by our full board of directors, the executive committee has the authority to:

         o Appoint officers and agents of our company and determine their salaries;
         o Borrow money, and issue bonds, notes or other obligations and evidences of indebtedness;
         o Authorize the corporate seal to be affixed to documents of our company;
         o Determine questions of general policy with regard to the business of our company;
         o        Make recommendations as to declaration of dividends; and
         o Issue equity securities for cash, property or services rendered, at prices no less than 40% of the last bid price on the NASD's OTC Bulletin Board on the day prior to approval of issuance.

         We are working toward the goal of introducing our Movie Partner Program described in the March 27, 2000 prospectus during the second quarter of calendar year 2000. We anticipate that our Movie Partner Program will include the following revenue streams:

         o Advertising sales to companies interested in selling products to our viewers;
         o Monthly subscription fees for unlimited access to a larger number of online movies;
         o Pay-per-view fees for individual viewers at broadband access speeds for selected movies and events; and
         o Co-branding of our content with other web sites to increase traffic value of ads and the potential numbers of subscribers and pay-per-view customers.

                                      -4-